November 22, 2006

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Advanced Technology Acquisition Corp. – Registration Statement on Form S-1, File No. 333-137863

Dear Mr. Reynolds:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of Advanced Technology Acquisition Corp., a Delaware corporation (the “Company”), in your letter dated November 17, 2006 (the “Comment Letter”).

I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 1 (“Amendment No. 1”) to the Registration Statement that is being filed today with the Commission. Four clean copies of Amendment No. 1, with exhibits, and four marked courtesy copies are enclosed for your reference. The marked copies show the changes made since the filing of the Registration Statement on October 6, 2006.

For your convenience, your comments are set forth in this letter, followed by our responses. The page numbers listed in our responses below track the page numbers in Amendment No. 1.

John Reynolds, Esq. United States Securities and Exchange Commission	November 22, 2006 Page 2 of 16

  General

1.
Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

The Company acknowledges the Staff’s comment and will provide a copy of the letter or will facilitate a call from the NASD once the NASD has finished its review.

  Prospectus Summary, page 1

2.
We note the disclosures here and in your Item 101 of Regulation S-K disclosure that no one has “on your behalf” engaged in any efforts to locate a target. Considering the background of your management members, is it possible they are aware of possibilities in their separate capacities which they may direct to you afterwards? Considering you are selling your plan to acquire a business and nothing more, your initial shareholders knowledge and motivations in taking part in this company are material to the public’s understanding of your company. Please revise to disclose the motivations and all material knowledge in this document.

Although each of the three individuals who are affiliated with the Company’s three largest initial stockholders has extensive experience with technology and technology-related companies, neither they - nor anyone acting on their behalf - have contacted any prospective target business or had any discussions, formal or otherwise, with respect to a potential business combination.

So, while those three individuals have criteria that they will utilize to assist the Company in selecting a prospective acquisition target, as more fully described on pages 45-46 of the Registration Statement, they have not identified any particular company that meets those criteria as of this time.

The Company respectfully submits that the information requested in this comment is already included in the third paragraph on page 2 and in the criteria enumerated on pages 45-46 of the Registration Statement.

John Reynolds, Esq. United States Securities and Exchange Commission	November 22, 2006 Page 3 of 16

3.
We note the disclosure on page seven that a condition to any combination is that public stockholders owning fewer than 20% of the shares exercise their conversion rights. In the appropriate section, please revise to clarify whether you could propose a transaction that is conditioned on less than 19.99% of the public shareholders exercising their conversion rights.

As indicated on page 7 of the Registration Statement, “[the Company] view[s] the procedures governing the approval of [the Company’s] initial business combination, each of which is set forth in [the Company’s] amended and restated certificate of incorporation, as obligations to [the Company’s] stockholders, and neither [the Company] nor [the Company’s] board of directors will propose, or seek stockholder approval of, any amendment of these procedures.”

This reference to the procedures governing the approval of the Company’s initial business combination includes the provision that the Company will not consummate a business combination of holders of 20% or more of the shares held by the public stockholders exercise their conversion rights.

The Company has modified the disclosure at the top of page 8, as well as on pages 11 and 48, to make it clear that neither the Company nor the Company’s board of directors will propose, or seek stockholder approval of, any amendment which will amend this threshold.

4.
We note the promotional disclosure here and later in the document about Israel having “one of the highest per capita rations of scientists and engineers,” and a “reputation as being an attractive center for technology.” The noted and similar promotional disclosure should be substantiated when disclosed throughout this document. Please revise accordingly.

The Company has modified the disclosure on page 1 of the Registration Statement, as well as on page 43 of the Registration Statement, to provide the source for each of the enumerated factors that have enhanced the Israeli technology sector.

5.	Where you provide statistics similar to those on page one, please revise to provide the citation for the source of those figures.

The Company has modified the disclosure on page 1 of the Registration Statement, as well as on page 43 of the Registration Statement, to provide the source for each of the enumerated factors that have enhanced the Israeli technology sector.

John Reynolds, Esq. United States Securities and Exchange Commission	November 22, 2006 Page 4 of 16

6.
On page two, we note the disclosure that you believe the costs and risks of a traditional public offering make you an “attractive alterative exit strategy.” Please revise to substantiate the claim that there are costs and risks associated with traditional public offerings for operating companies that are prohibitive considering you are a non-operating shell company with no assets or history and are conducting an initial public offering.

The Company has modified the Registration Statement by deleting the reference to the costs and risks associated with traditional public offerings.

7.	Please revise to clarify the “higher entry barriers and costs” referenced on page two.

The Company has revised the Registration Statement in response to this comment by deleting the reference to “higher entry barriers and costs” and instead adding disclosure on page 2 about the general lack of market receptivity to initial public offerings for small and mid-cap operating companies.

8.
Please explain why you will only seek approval regarding dissolution in conjunction with a proxy if it is within 90 days of the 24 months. The company may only extend the 18-month time period for the specific transaction covered by the letter of intent; therefore, if that transaction is not approved it would appear the company must at that point seek dissolution and liquidation.

The Company has revised the Registration Statement on pages 7, 9 and 51 to indicate that the Company will seek stockholder approval for dissolution in conjunction with a proxy if it is sent to stockholders at any time after the date which is 18 months following the date of the offering.

9.
We note the disclosure here and later in the document that the approval of any business combination will require the approval of the majority of the shares voted. As such it appears that a non-vote will have no effect on the approval of any proposed transaction. Please revise to clearly disclose that non-votes have no effect on the approval and disclose the minimum amount of time you will provide for shareholders to vote on any transaction. Also, revise to reflect this difference in the table on pages 55-57.

The Company has revised the Registration Statement on pages 7, 11, 48 and 68 in response to this comment by adding disclosure concerning the effect of non-votes and the minimum amount of time that will be provided for stockholders to vote on any transaction.

The Company has also revised the Registration Statement in the table on page 57 to reflect this information.

John Reynolds, Esq. United States Securities and Exchange Commission	November 22, 2006 Page 5 of 16

10.
In the discussion of the liquidation of the company on page 8, and elsewhere as appropriate, disclosure should be added to indicate that under Delaware law, creditors take priority over stockholders, absent special circumstances, with respect to the assets of a company in the event of the winding up of a company; and disclosure should also be added to clarify that no distributions may be made from the trust account of the stockholders until provisions for the payment of creditors has first been made in accordance with the applicable provisions of the DGCL.

The Company has revised the Registration Statement on pages 9 and 15 in response to this comment by adding disclosure to clarify that under Delaware law, valid creditor claims take priority over the distribution of assets to stockholders. In addition, on those same pages, disclosure has been added to clarify that no distributions may be made from the trust account until provisions for the payment of creditors has first been made in accordance with the applicable provisions of Delaware law.

11.
We note the disclosure on page nine that you believe you will have sufficient funds available outside the trust to pay the estimated costs of dissolution and liquidation. Please provide the basis for this statement.

The Company has revised the Registration Statement on the bottom of page 9 and the top of page 10 in response to this comment by adding the basis for the Company’s belief that it will have sufficient funds to pay the estimated costs of dissolution and liquidation.

  Summary Financial Data, page 11

12.	Please explain why you have included the value of common stock which may be converted to cash and the deferred underwriter compensation in working capital.

The Company respectfully advises the Staff that the terms of the Redeemable Common Stock are such that “temporary equity” classification is warranted. Such shares of Redeemable Common Stock, once issued, will not be within the scope of FASB No. 150 since they are only contingently redeemable and do not embody an unconditional obligation to redeem the shares. EITF Topic No. D-98 is applicable for those instruments that are outside the scope of FASB 150 as noted above. Since the shares include a redemption feature that is not solely within the control of the Company, EITF D-98 requires that such shares would be classified outside of permanent equity. Nevertheless, temporary equity classification does not mean liability classification. As a result, although classified as temporary equity, such shares are still part of the Company’s equity and are therefore properly included in working capital.

John Reynolds, Esq. United States Securities and Exchange Commission	November 22, 2006 Page 6 of 16

  Risk Factors, page 12

13.
In the last sentence of risk factor one, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.

The Company has revised the Registration Statement in response to this comment by deleting the statement referenced in the comment.

14.
We note the disclosure in the subheading of risk factor three that stockholders are “likely to receive less than $8.00 per share” when you liquidate. It is not clear if there is a circumstance where they would receive $8.00 or more. Please revise to clarify.

The Company has revised the Registration Statement in response to this comment by adding on page 12, in the body of the risk factor, that the statement assumes current rates of interest. It is theoretically possible, depending on what interest rate assumption is utilized, for the amount held in the trust account to exceed $8.00 per share at the time of liquidation. Consequently, the risk factor is worded that it is “likely” that public stockholders will receive less than $8.00 per share at the time of liquidation, rather than stating that they will definitely receive less than that amount at the time of liquidation.

15.	Prior to going effective, please be sure to update the disclosure in risk factor six.

The Company has revised the Registration Statement in response to this comment by updating both this risk factor six on page 13 and risk factor seven on page 14.

16.
We note your statement in risk factor 10 that creditors’ claims against the trust could take priority over the claims of public stockholder. Provide us with a legal analysis as to when the claim of the public stockholders would be prior to the claim of creditors of the company. We may have further comment.

The Company has revised the Registration Statement in response to this comment by revising the last paragraph on page 15.

John Reynolds, Esq. United States Securities and Exchange Commission	November 22, 2006 Page 7 of 16

17.
We note the disclosure in risk factor 41 about the risk associated with requiring financial information in accordance with GAAP. It is not clear how the compliance with disclosure requirements is a risk to the company. Please revise to be specific.

The Company respectfully submits that compliance with disclosure requirements is not the subject of this risk factor. Rather, the risk that is being identified is that the requirement that companies have financial statements prepared in accordance with U.S. GAAP may limit the pool of potential target businesses with which the Company may do a business combination. The Company has added disclosure in the Registration Statement on page 26, noting that many foreign companies do not have financial statements prepared in accordance with U.S. GAAP and would need to incur significant time and expense in order to obtain U.S. GAAP financial statements.

18.
Risk factor 46 discussing the risk associated with not being able to compete appears to be a broad and generic risk that affects companies in many industries. Please revise to clarify how the risk is specific to you.

The Company respectfully submits that this risk factor, while applicable to companies in technology and technology-related industries, is not generally applicable to all companies. In particular, as stated in the risk factor, those industries are rapidly evolving and intensively competitive. So, unlike companies in more slow-growth industries, companies in the technology and technology-related industries face intense competition due to the rapidly evolving nature of the products offered by companies in these industries. Consequently, this is not a broad and generic risk factor, but rather one which is likely to apply to the Company once it completes a business combination. The Company has modified the disclosure in this risk factor on page 28 to clarify that the risks being discussed relate to the Company once it will have completed a business combination.

19.	The risk associated with the compensation related accounting requirements discussed in risk factor 50 appears to affect all companies. Please revise to clarify how the risk is specific to you.

The Company respectfully submits that this risk factor, while applicable to companies in technology and technology-related industries, is not generally applicable to all companies. In particular, companies in those industries tend to offer more equity-based compensation than companies in more slow-growth industries. Consequently, this is not a broad and generic risk factor, but rather one which is likely to apply to the Company once it completes a business combination. The Company has modified the disclosure in this risk factor on page 29 to clarify that the risks being discussed relate to the Company once it will have completed a business combination.

John Reynolds, Esq. United States Securities and Exchange Commission	November 22, 2006 Page 8 of 16

20.	It is not clear why there are references to your assets in risk factor 55 that addresses the risk associated with your officers and directors being outside of the U.S. Please revise to clarify.

The Company has revised the Registration Statement in response to this comment by splitting the risk factor on page 31 into two separate paragraphs.

  Use of Proceeds, page 33

21.
You disclose in a footnote that the use of net proceeds not held in trust are estimates only and that actual expenditures may differ substantially. Please note that while you may reserve the right to change the use of process, such reservation must be due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K.

The Company respectfully advises the Staff that although the expenses may differ from the estimates provided, it is not the Company’s current intention to change the principal purpose of the use of proceeds, within the meaning of Item 504 of Regulation S-K. The footnote indicating that certain of the items included in the table are only estimates has been deleted.

22.
Considering your operations, until you consummate a business combination, will be funded by interest earned on the trust account, please revise to discuss your expectations regarding such interest payments.

The Company has revised the Registration Statement in response to this comment by adding disclosure on page 36 regarding the Company’s expectations of interest income earned on the trust account.

23.
In the appropriate section, please revise to clarify if you could seek loans from third parties. If you could seek loans, please revise to clarify if any initial shareholders would be personally liable for the repayment of such loans.

The Company has revised the Registration Statement in response to this comment by adding disclosure on page 36 regarding the fact that the Company may choose to seek loans from third parties for some or all of the consideration to be paid in a business combination transaction.

John Reynolds, Esq. United States Securities and Exchange Commission	November 22, 2006 Page 9 of 16

  Capitalization, page 37

24.
Adjusted stockholders’ equity does not agree to the summary financial data on page 11 or the numerator in the dilution calculation on page 38. Please explain why you have included the value of the redeemable shares in stockholders’ equity.

As explained in the Company’s response to Comment No. 12 above, the Company believes that equity classification (although not permanent equity) is appropriate and, as such, the amount of Total stockholders equity in the Capitalization table is accurate. The caption “Stockholders Equity” in the Summary Financial Data on page 11 has been revised to refer to that item as “Permanent Stockholders’ Equity” in order to distinguish it from the redeemable common stock.

  Dilution, page 38

25.	Please revise the calculation of net tangible book value after the offering to deduct the $4 million in deferred underwriter expense.

The Company respectfully advises the Staff that the $4 million of deferred underwriting compensation is contingent upon the consummation of a business combination and will not become due immediately after the completion of the contemplated offering. Consequently, the Company believes that it is more appropriate to include in the dilution calculations the items that will affect net tangible book value relating to the offering, but not to include the $4 million of deferred underwriting compensation in those calculations.

  Proposed Business, page 42

26.	In the appropriate sections(s), please revise to identify the “certain initial stockholders” who have agreed to purchase the founder warrants.

The Company has revised the Registration Statement on pages 5, 20, 22, 54 and 67 in response to this comment by adding the requested disclosure.

27.
Please add a statement to the prospectus cover page and elsewhere as appropriate, if true, that the certain initial stockholders will be using their own funds in making simultaneous private placement warrant purchases and will not be borrowing funds or otherwise financing such transactions. We may have further comment.

The Company has revised the Registration Statement on the prospectus cover page and on page 5 in response to this comment by adding the requested disclosure.

John Reynolds, Esq. United States Securities and Exchange Commission	November 22, 2006 Page 10 of 16

28.
We note the list of criteria you have included on pages 44 and 45. The list you have seems very general and does not appear to provide much insight to investors. Considering you are selling your plan to combine with an operating company, the disclosure you provide should encompass your plan in detail so that investors could make an informed decision. For example, we note that you are able to seek out third parties or consultants. If you were to seek out a third party finder, it would appear you would have to provide them with a list of criteria they would be able to use to narrow their search. In such event, any criteria you would provide a finder or consulting company is the same type of disclosure that would appear important to investors. Please revise accordingly or advise.

The Company respectfully advises the Staff that the criteria included in the bullet points on pages 45 and 46, together with the three criteria in the first paragraph under the sub-heading “Selection of a target business and structuring of a business combination” on page 45, are the only criteria that management has currently identified with respect to the types of operating companies that would be potential targets for a business combination transaction. While it is possible that more specific criteria may be identified later - in particular after the public offering is completed and the Company is actively seeking a target company - management does not at this time have any more specific criteria than those identified on pages 45 and 46.

29.
We note the specific exception to Shrem, Fudim, Kelner & Co. This appears inconsistent with your disclosure elsewhere that you will not make any payments to insider. Please revise to reconcile your disclosure.

The Company has revised the Registration Statement on pages 36 and 64 in response to this comment by adding the requested disclosure.

30.
On page 45, we note the disclosure that your board will determine the fair market value of any target. Please clarify if management will be able to hire third parties to perform the due diligence and valuation of the target company. In presenting a combination as being in the best interest of your shareholders, clarify if management will be required to perform its own valuation and analysis and qualify such value for shareholders. If not, clarify the information that management intends to provide to shareholders regarding valuation of the target. Also, clarify if management is required to quantify the value of any target prior to entering into any asset purchase, merger, or business combination agreement.

As indicated on page 47 of the Registration Statement, there are two situations in which the Board of Directors must engage an unaffiliated, independent financial services firm to render a fairness opinion - specifically, if the target business is outside the scope of the expertise of the Company’s officers or if the proposed business combination was with an entity which is affiliated with any of the Company’s initial stockholders. In other situations, the Board of Directors may, in its discretion, engage an unaffiliated, independent financial services firm to render a fairness opinion, but is not required to do so.

John Reynolds, Esq. United States Securities and Exchange Commission	November 22, 2006 Page 11 of 16

The Company respectfully advises the Staff that this information is already provided in the Registration Statement and that no additional disclosure is required.

31.
We note the disclosure on page 46 that any opinion acquired, if management cannot independently determine the fair market value, will be provided to shareholders who request it. Please revise to clarify how potential investors in the public market will be able to view the information in such opinion, if obtained.

The Company has revised the Registration Statement on page 47 to indicate that it will include a copy of any such opinion in the proxy statement distributed to the Company’s stockholders in connection with the proposed business combination transaction.

32.
We note the disclosure on page 45 that the fair market value of a target business must be equal to at least 80% of your net assets. Please revise to clarify how the satisfaction of this requirement is determined. Clarify if you could base the value on the whole business even if you do not acquire 100% of such business. Also, please clarify how the threshold would be determined if you used a share exchange. Clarify if the threshold would be determined by the resulting interest your shareholders receive in the aggregate following consummation of the transaction.

The Company has revised the Registration Statement on page 46 in response to this comment by adding the requested disclosure.

John Reynolds, Esq. United States Securities and Exchange Commission	November 22, 2006 Page 12 of 16

33.
We note the disclosure on page 49 about the indemnification to be provided by your executive officers. Please revise to clarify if there is a material difference between an indemnification arrangement and a situation where the noted initial stockholders are included in ever contract as a liable party to the contract. For instance, if they were a party to all your contracts, a creditor could directly seek remedies from your executive officers. Will they be able to do so under your indemnification agreement?

The Company supplementally advises the Staff that if an indemnification claim against the company is brought, it will first be satisfied out of the company’s assets. Only if the Company’s assets are not sufficient to cover the claim will the obligations under the indemnification agreement be triggered. Thus, it is not the same thing as if the executive officers were themselves party to the agreement, in which case the other party could go after the executives directly, whether or not the Company had sufficient funds to cover the claim.

34.
In light of the fact that the company has not entered into any waiver agreements with any service providers, vendors, or acquisition candidates as of this date, and there is uncertainty as to the extent, scope, and enforceability of both the waivers and the indemnities, please provide the basis for your statements on page 49, and elsewhere as applicable, that creditors’ claims are “significantly limited” and the likelihood of resulting liability on such claims is “remote.”

The Company has revised the Registration Statement on page 51 in response to this comment by editing the text in question. Furthermore, it should be noted that while the liability is limited currently, it is possible that service providers, vendors or acquisition candidates with whom the Company interacts following the completion of the offering will refuse to sign a waiver or, even if they do sign a waiver, the enforceability of such waiver may be questioned. Consequently, it is possible that valid claims against monies held in the trust account could be brought in the future.

John Reynolds, Esq. United States Securities and Exchange Commission	November 22, 2006 Page 13 of 16

35.
We note the disclosure on page 51 that you require a 80% super majority vote instead of a unanimous vote because your directors believe that it is “in the best interest of [your] stockholders for the directors to have an ability to revise the procedures for consummating a business combination.” You further provide an example of a circumstance where you would amend your provisions. The noted disclosure appears contradictory from the disclosure throughout the document that the current terms are obligations to your shareholders and that you will not seek to amend such terms. Please revise your disclosure throughout to be consistent with your disclosure here.

The Company has revised the Registration Statement on page 52 in response to this comment by deleting the last two paragraphs in the sub-section entitled “Amended and Restated Certificate of Incorporation.”

36.	In light of the disclosure in the penultimate paragraph on page 51, please revise to discuss the applicability of Rule 419 of Regulation C to this offering.

As discussed in the response to Comment #36 above, what had been the penultimate paragraph on page 51 of the original filing of the Registration Statement has been deleted.

37.
In your table captioned “comparison to offerings of blank check companies,” please revise to include the comparison of dissolution under your structure when applying applicable Delaware law and under the structure required by Rule 419 of Regulation C.

The Company has revised the Registration Statement on page 58 in response to this comment to include the comparison of dissolution and liquidation under the Company’s structure when applying applicable Delaware law and under the structure required by Rule 419 of Regulation C.

  Certain Relationships and Related Transactions, page 61

38.
We note the list of entities that are your initial shareholders. The disclosure on page 63 does not disclose the exact relationship between your management and your initial shareholders. In the appropriate section; please revise to clarify. Also, disclose the current business of the entities that are initial shareholders and the efforts made to determine that such entities are able to satisfy the indemnification claims if any arise.

The Company has revised the Registration Statement on page 64 in response to this comment to include the exact relationship between the Company’s management and the Company’s initial stockholders and to disclosure the current business of the entities that are initial stockholders.

John Reynolds, Esq. United States Securities and Exchange Commission	November 22, 2006 Page 14 of 16

With respect to the efforts that were made to determine if M.O.T.A. Holdings Ltd., OLEV Holdings Ltd and FSGL Holdings Ltd will be able to satisfy any indemnification claims that arise, these companies are holding companies, formed for the sole purpose of holding the shares of the Company owned by three of the Company’s officers and directors. In addition to the assets of those companies, there also will be in place at the time that the offering a directors and officers liability insurance policy which will potentially provide additional funds with which these entities can satisfy their indemnification obligations.

  Principal Stockholders, page 64

39.
We note the disclosure that the purchasers of the founder warrants will not transfer their warrants until after completion of your initial business combination. Please revise to clarify if such transfer will be required to be registered.

The Company has revised the Registration Statement on page 67 in response to this comment by adding the requested disclosure.

  SEC Position on Rule 144 Sales, page 70

40.	Please revise to quantify the securities that are subject to the position discussed in this subsection.

The Company has revised the Registration Statement on page 72 in response to this comment by adding the requested disclosure.

  Underwriting, page 71

41.
We note the contingent nature of part of the underwriters’ compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

The Company has revised the Registration Statement on page 76 in response to this comment by adding the requested disclosure.

John Reynolds, Esq. United States Securities and Exchange Commission	November 22, 2006 Page 15 of 16

  Financial Statements, page F-l

42.	Your attention is directed to section 210.3-12 of Regulation S-X and the possible need for updated financial statements and related disclosures.

The Company notes the Staff’s comment with respect to the updating requirements contained in Regulation S-X.

  Statement of Changes in Stockholder’ Equity, page F-5

43.	It appears that the 6.25 million common shares were issued for $.004 rather than $.0001. Please revise.

The Company has revised the Registration Statement on page F-5 in response to this comment by correcting the disclosure.

  Note 5. Commitments and Contingencies, page F-9

44.
Please expand the last paragraph of Note 5 to disclose the significant terms of the underwriter’s purchase option including any net settlement provision. Disclose how you intend to account for the underwriter’s purchase option and include the estimated fair value of the IPO and the major assumptions used to estimate its value. See page 41 of the text.

The Company has revised the Registration Statement on page F-9 in response to this comment by adding the requested disclosure.

45.
The unit purchase option agreement does not specify the circumstances under which net-cash settlement would be permitted or required and does not explicitly state you have no obligation to settle the option in the absence of an effective registration statement and the option can expire unexercised. Please tell us how you have considered the guidance in paragraphs 14-18 of EITF 00-19 in your proposed accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed to properly reflect this classification.

The Company respectfully advises the Staff that it has considered the guidance in EITF 00-19 paragraphs 14-18.  The Company has added the following language as a new Section 2.5 to the Unit Purchase Option Agreement (which has been filed as Exhibit 4.7 to Amendment No. 1):

  2.5   No Obligation to Net Cash Settle. Notwithstanding anything to the contrary contained in this Purchase Option, in no event will the Company be required to net cash settle the exercise of the Purchase Option or the Warrants underlying the Purchase Option. The holder of the Purchase Option and the Warrants underlying the Purchase Option will not be entitled to exercise the Purchase Option or the Warrants underlying such Purchase Option unless a registration statement is effective, or an exemption from the registration requirements is available at such time and, if the holder is not able to exercise the Purchase Option or underlying Warrants, the Purchase Option and/or the underlying Warrants, as applicable, will expire worthless.

John Reynolds, Esq. United States Securities and Exchange Commission	November 22, 2006 Page 16 of 16

Accordingly, the Company believes that the unit purchase option should be classified as equity when issued.

  Exhibit 23.1

46.	You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

The Company notes the Staff’s comment with respect to a currently dated consent of the independent registered public accounting firm.

* * * * * *

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Brian B. Margolis

Brian B. Margolis

Enclosures

cc:           Duc Dang, Esq. (SEC)
Moshe Bar-Niv (Advanced Technology Acquisition Corp.)
Kenneth R. Koch, Esq. (Mintz Levin)